Exhibit 99.1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports Third Quarter
2006 Financial Results

Revenues of $21.0 Million
GAAP Net Income of $3.3 Million or $0.22 Per Diluted Share
Non-GAAP Net Income of $3.9 Million or $0.26 Per Diluted Share
Company Announces Management Changes

CHICAGO and TEL AVIV, ISRAEL, October 23, 2006 – Aladdin Knowledge Systems (NASDAQ: ALDN), the leader in Software DRM, identity management and content security solutions, today announced financial results for the third quarter of fiscal year 2006 ended September 30, 2006.

Revenues for the third quarter of 2006 were $21.0 million, an increase of 7 percent from $19.6 million for the same period in 2005. Software DRM revenues for the third quarter were $14.0 million, in line with the $14.0 million reported in the same period in 2005. Enterprise Security revenues for the third quarter of 2006 were $7.1 million, a 26 percent increase from $5.6 million recorded in the same period in 2005. Revenues for the first nine months of 2006 were $64.8 million, an increase of 8 percent from the $60.0 million recorded in the first nine months of 2005.

Net income in accordance with Generally Accepted Accounting Principles (GAAP) for the third quarter of 2006 was $3.3 million or $0.23 per basic and $0.22 per diluted share as compared with GAAP net income of $3.7 million or $0.25 per basic share and $0.24 per diluted share for the third quarter of 2005. For the first nine months of 2006, GAAP net income was $10.4 million or $0.71 per basic share and $0.69 per diluted share, as compared with net income of $8.5 million, or $0.62 per basic share and $0.59 per diluted share for the first nine months of 2005.

Non-GAAP net income for the third quarter of 2006, excluding $0.6 million of stock-based compensation expense related to the Company’s adoption of Financial Accounting Standards No. 123R, was $3.9 million, or $0.27 per basic share and $0.26 per diluted share (Refer to the “Use of Non-GAAP Measures” section and accompanying financial table for reconciliation of GAAP financial information to Non-GAAP). For the first nine months of 2006, non-GAAP net income was $12.1 million or $0.83 per basic share and $0.80 per diluted share, excluding stock-based compensation expense of $1.7 million.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems stated, “Our combined portfolio of IT security solutions delivered a solid performance during the quarter with earnings per share coming in at the high end of our stated expectations and total revenues rising year-over-year, in line with our guidance range. Aladdin’s Enterprise Security business was a key driver for the quarter amid rising demand for strong authentication and proactive content security offerings.

“During the third quarter Aladdin expanded its global presence in high potential market geographies, such as Brazil and India where Aladdin recently established an enhanced local presence, as well as continued to take the appropriate steps to optimize our global sales and marketing reach, particularly in the United States. Our focus on financial and operational efficiency allowed Aladdin to post positive sequential improvements in operating margin and cash flow performance. Gains in these key areas, combined with the strength of our balance sheet, allow Aladdin to continue to invest in the development of innovative new product offerings to address complementary segments of the IT security market and provide additional growth drivers for Aladdin as we look out to 2007 and beyond,” continued Mr. Margalit.

Cash, cash equivalents and marketable securities totaled $85.1 million at September 30, 2006, up approximately $7.9 million from $77.2 million reported at the end of 2005, with no outstanding debt. The increase was primarily attributable to positive cash flow from operations during the first nine months of 2006 of $8.2 million.

In addition, the Company announced several management changes:

—	Efrat Makov, Chief Financial Officer, has decided to leave the Company for personal reasons. Efrat will remain in her current position until after the Company reports its fiscal year 2006 financial results in order to facilitate a smooth succession process. The Company has commenced an executive search to appoint a new Chief Financial Officer.

—	John Gunn has been promoted to General Manager of Aladdin North America. John will be assuming a larger management role within the Company, with responsibility for the North American operations of Aladdin. He will also continue to serve as Vice President of Global Marketing, reporting to Elinor Nissensohn, Global Vice President of Sales and Marketing.

—	Steve Langerock will be stepping down as CEO of Aladdin North America in early 2007. He will continue to serve as an advisor to the Company on the North American business and markets.

Quarterly Product Highlights

—	University of Wisconsin chose Aladdin eToken to ensure privacy and data integrity for its 40,000 students and staff; providing strong authentication and PKI support to help the University comply with the Family Education Rights and Privacy Act

—	Launched enhancements to the eSafe and eToken Channel Partner Program focused on maximizing relationships with Aladdin’s core group of partners

—	Announced enhancements to eSafe’s AppliFilter technology, blocking potentially harmful Instant Message file transfers

—	Secured pilots and commitments from ISPs in multiple regions to implement the Aladdin eSafe SecureSurfing solution

—	Announced that eToken will immediately support Windows Vista™, Microsoft’s upcoming operating system

—	Announced that Aladdin HASP is supporting Microsoft's .NET Framework Version 2.0

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.Aladdin.com/about/pressroom.asp.

Future Business Outlook

Based on current business activities and general economic conditions, Aladdin’s management believes revenues for the fourth quarter of fiscal 2006 will be in the range of $22.5 million to $24.6 million. Non-GAAP diluted earnings per share for the fourth quarter of 2006 are expected to be in the range of $0.25 to $0.28, excluding the impact of stock-based compensation expense which is anticipated to be approximately $0.04 per diluted share. GAAP diluted earnings per share for the fourth quarter of 2006 are expected to be in the range of $0.21 to $0.24. The Company undertakes no obligation to update its estimates.

Use of Non-GAAP Measures

This press release provides financial measures for net income, basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management’s and investors’ ability to evaluate the Company’s net income and earnings per share and to compare it with historical net income and earnings per share prior to the adoption of FAS 123R by the Company effective January 1, 2006.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Earnings Teleconference

The Company will hold a teleconference today, October 23rd, at 9:00 a.m. EDT to discuss the quarterly results. To participate in the call, please dial (800) 399-0427 in North America, or +1 (706) 643-1624 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. EDT on October 23rd through 11:59 p.m. on October 30th by calling (800) 642-1687 in North America, or +1 (706) 645-9291 internationally, and entering the following access code: 8169235. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

About Aladdin Knowledge Systems

Aladdin (NASDAQ: ALDN) is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to limit revenue loss from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Operations
(U.S. dollars, in thousands – except for per-share amount)
(Unaudited)

	Three month period ended September 30,		Nine month period ended September 30,
	2006	2005	2006	2005

Revenues:
Software Security (DRM)	13,951	14,012	44,671	42,478
Enterprise Security	7,087	5,616	20,097	17,544

Total Revenues	21,038	19,628	64,768	60,022

Cost of revenues	4,709	4,040	14,162	12,109

Gross profit	16,329	15,588	50,606	47,913

Research & development	3,551	2,976	10,642	8,756
Selling & marketing	6,533	6,254	20,703	19,982
General & administrative	3,044	2,698	9,300	8,375
One time lawsuit charge	-	-	-	2,000

Total operating expenses	13,128	11,928	40,645	39,113

Operating income	3,201	3,660	9,961	8,800
Financial income, net	720	450	2,230	533
Other income	25	9	221	17

Income before taxes	3,946	4,119	12,412	9,350

Taxes on income	652	468	1,996	875

Net Income	3,294	3,651	10,416	8,475

Basic earnings per share	0.23	0.25	0.71	0.62

Diluted earnings per share	0.22	0.24	0.69	0.59

Weighted average number of shares
outstanding for Basic earnings per
share	14,612	14,391	14,580	13,722

Weighted average number of shares
outstanding for Diluted earnings per
share	14,998	15,044	15,137	14,437

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)
(Unaudited)

	September 30, 2006	December 31, 2005

Assets

Current assets:
Cash & cash equivalents	39,759	28,426
Marketable securities	45,386	48,815
Trade receivables, net of allowance for doubtful accounts	15,339	13,957
Other accounts receivable	7,545	4,676
Inventories	7,518	6,998

Total current assets	115,547	102,872

Severance pay fund	2,400	2,455

Fixed assets, net	3,546	3,081

Other long-term assets, net	16,995	17,470

Total Assets	138,488	125,878

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	4,323	4,454
Deferred revenues	5,632	5,645
Other current liabilities	7,593	7,799

Total current liabilities	17,548	17,898

Accrued severance pay	3,099	3,243

Shareholders' Equity	117,841	104,737

Total Liabilities and Shareholders' Equity	138,488	125,878

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Cash Flows
(U.S. dollars, in thousands)
(Unaudited)

	Three month period ended September 30,		Nine month period ended September 30,
	2006	2005	2006	2005

Cash flow from operating activities:

Net income	3,294	3,651	10,416	8,475
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	570	462	1,745	1,393
Increase in trade and other receivables, net	(530)	(717)	(3,766)	(361)
Decrease (increase) in inventory	794	(813)	(428)	(1,802)
Increase (decrease) in trade payables and
accrued liabilities	(767)	2,108	(677)	2,729
Other adjustments	113	(484)	895	207

Net cash provided by operating activities	3,474	4,207	8,185	10,641

Cash flow from investing activities:

Purchase of property and equipment	(224)	(436)	(1,820)	(1,752)
Investment in available-for-sale marketable
securities	-	(15,918)	-	(41,264)
Proceeds from sales of available-for-sale
marketable securities	1,885	-	3,371	-
Investment in other companies	(421)	(426)	(850)	(850)
Proceeds from return on investment in other
companies	-	-	1,724	910

Net cash provided by (used in) investing
activities	1,240	(16,780)	2,425	(42,956)

Cash flow from financing activities:

Proceeds from exercise of options	181	119	587	244
Proceeds from issuance of shares, net of
issuance costs	-	-	-	38,778

Net cash provided by financing activities	181	119	587	39,022

Effect of exchange rate on cash and cash
equivalents	6	118	136	(206)

Increase (decrease) in cash and cash equivalents	4,901	(12,336)	11,333	6,501

Cash and cash equivalents at the beginning of
the period	34,858	36,150	28,426	17,313

Cash and cash equivalents at the end of the
period	39,759	23,814	39,759	23,814

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands – except for per-share amount)
(Unaudited)

	Three month period ended September 30,
	GAAP 2006	SFAS 123R Adjustment	Non-GAAP 2006	GAAP 2005

Revenues:
Software Security (DRM)	13,951		13,951	14,012
Enterprise Security	7,087		7,087	5,616

Total Revenues	21,038		21,038	19,628

Cost of revenues	4,709		4,709	4,040

Gross profit	16,329		16,329	15,588

Research & development	3,551	190	3,361	2,976
Selling & marketing	6,533	197	6,336	6,254
General & administrative	3,044	225	2,819	2,698

Total operating expenses	13,128	612	12,516	11,928

Operating income	3,201		3,813	3,660
Financial income, net	720		720	450
Other income	25		25	9

Income before taxes	3,946		4,558	4,119

Taxes on income	652		652	468

Net income	3,294	612	3,906	3,651

Basic earnings per share	0.23		0.27	0.25

Diluted earnings per share	0.22		0.26	0.24

Weighted average number of shares
outstanding for Basic earnings per share	14,612		14,612	14,391

Weighted average number of shares
outstanding for Diluted earnings per
share	14,998		14,998	15,044

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands – except for per-share amount)
(Unaudited)

	Nine month period ended September 30,
	GAAP 2006	SFAS 123R Adjustment	Non-GAAP 2006	GAAP 2005

Revenues:
Software Security (DRM)	44,671		44,671	42,478
Enterprise Security	20,097		20,097	17,544

Total Revenues	64,768		64,768	60,022

Cost of sales	14,162		14,162	12,109

Gross profit	50,606		50,606	47,913

Research & development	10,642	498	10,144	8,756
Selling & marketing	20,703	554	20,149	19,982
General & administrative	9,300	662	8,638	8,375
One time lawsuit charge	-		-	2,000

Total operating expenses	40,645	1,714	38,931	39,113

Operating income	9,961		11,675	8,800
Financial income, net	2,230		2,230	533
Other income	221		221	17

Income before taxes	12,412		14,126	9,350

Taxes on income	1,996		1,996	875

Net income	10,416	1,714	12,130	8,475

Basic earnings per share	0.71		0.83	0.62

Diluted earnings per share	0.69		0.80	0.59

Weighted average number of shares
outstanding for Basic earnings per share	14,580		14,580	13,722

Weighted average number of shares
outstanding for Diluted earnings per
share	15,137		15,137	14,437